PNM Resources                                                                Thomas G. Sategna
Alvarado Square                                                                V.P. & Corporate Controller
Albuquerque, NM 87158-2701
tsategn@pnm.com
www.pnmresources.com
505.241.4615
Fax
505.241.2371                                                                                                                                     [PNMR Logo]

October  9, 2009

Via EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           PNM Resources, Inc.
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
Form 8-K
Filed May 19, 2009
File No. 1-32462

Public Service Company of New Mexico
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
Form 8-K
Filed May 19, 2009
File No. 1-06986

Texas-New Mexico Power Company
Form 10-K for Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 6, 2009
File No. 2-97230

October  9, 2009

Dear Mr. Owings:

This letter is in response to your correspondence dated September 15, 2009 regarding the subject filings.  We have considered your comments and have included our responses herein.  When used in this letter, references to the “Company,” “we,” “us,” and “our” refer to PNM Resources, Inc., Public Service Company of New Mexico and Texas-New Mexico Power Company collectively unless the context of the comment and response specifies otherwise.  We have used other acronyms in this letter in the same context as defined in the documents referred to in your comments.

We acknowledge the following in our responses to the SEC’s comments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition…, page A-31

1.
Please expand your Business and Strategy subsection that begins on page A-31 to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.  As examples only, please address the following:

•
In the third paragraph of your Overview subsection beginning on page A-31, you discuss your initiative to separate PNMR’s merchant operations from PNM Electric in several steps.  Also, in this paragraph, you mention the existing NMPRC regulatory separation order by which you are required to separate your Luna and Lordsburg assets from PNM Electric by January 1, 2010.  Although discussed elsewhere in your document, in this subsection, please briefly describe in greater detail the separation order to which you refer and explain more thoroughly the several steps your are taking to separate the PNMR merchant operations from PNM Electric and your plans for completing this initiative in the future.

•	In the third-to-last paragraph on page A-32, you state that, during 2008, the Texas market in which First Choice operates experienced “extreme price volatility and

October  9, 2009

transmission congestion.” Please discuss the cause or causes of these conditions and whether you believe the conditions will continue to impact you in future periods.

•
On page A-33, please discuss how PNMR “intends to capitalize on the growth opportunities through its participation and ownership in Optim Energy,” and please describe in greater detail your business improvement plan, including the “series of initiatives” you implemented in 2007 and 2008 and those you plan to implement in the future to “streamline internal processes and reduce operating costs.”

•
We note your statement in the second-to-last paragraph on page A-44 in which you state that the management of First Choice “is currently addressing the bad debt situation by undertaking several initiatives in 2009 to reduce bad debt expense.” Please describe the initiatives you are undertaking to address and reduce this bad debt.

Response

In addition to addressing below the specific examples you cited in this comment, we will undertake the preparation of the Business and Strategy subsection of the MD&A included in future filings to discuss known trends, demands, commitments, events or uncertainties that have had or are reasonably likely to have material impacts on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way, as set forth in Item 303 of Regulation S-K and SEC Release 33-8350.

Regarding the specific examples you cited in this comment, we are providing you with the following supplemental information:

•
First, you have asked us to briefly describe in greater detail the separation order to which we referred.  In January 2003, the NMPRC issued an order approving a stipulation which, among other things, established terms and conditions for PNM’s participation in merchant plant activities.  Among those terms and conditions was a requirement that PNM separate its merchant plant activities from its regulated utility business by January 1, 2010, or one year after its merchant plant investment reached $1.25 billion, whichever was earlier.  PNM’s investment in merchant plant never reached that dollar threshold.  The 2010 deadline could be extended to January 1, 2015, upon NMPRC approval.  The operations requiring separation consisted of PNM’s interest in the Afton, Luna and Lordsburg gas-fired generating plants and certain wholesale contracts.  The NMPRC order did not require the separation of PNM’s interest in PVNGS Unit 3, which is permitted to remain as part of PNM.  Second, you have asked us to explain the several steps we are taking to separate the merchant operations from PNM Electric and our plans for completing this initiative in the future.  In clarification, we believe that all steps required by the NMPRC’s order have now been taken.  The previous steps we took include transferring Afton from merchant plant status to

October  9, 2009

jurisdictional plant status in 2006 and the sale of the wholesale contracts in 2008, the details for which were set forth in the 2008 Form 10-K on page B-58. In addition, on September 12, 2008, PNM filed an application to include its interests in the Luna and Lordsburg plants in retail rates, pursuant to an unopposed stipulation entered into with NMPRC staff, the NM Attorney General, and certain user groups.  The stipulation, which had been filed with, but not acted upon by the NMPRC at the time of the filing of the 2008 Form 10-K, would effectively terminate PNM’s merchant plant business, resulting in compliance with the 2003 order to separate merchant plant from the utility.  The NMPRC approved the stipulation on May 26, 2009, which was disclosed in our June 30, 2009 Form 10-Q.  This approval completed the separation required by the 2003 NMPRC order.  If the NMPRC had not allowed Luna and Lordsburg to be included in retail rates, these plants could have been sold or transferred to another subsidiary of PNMR.  Upon completion of the separation described above and the sale of PNM’s gas operations in January 2009, the legal entity of PNM now consists solely of the PNM Electric operating unit.  We will expand and clarify this disclosure in future filings to reflect this information.

•
You have asked us to discuss the cause or the causes of the volatility and congestion in the ERCOT market, where First Choice operates.  We believe the primary cause was the operational methodology of ERCOT.  ERCOT controls the transmission of power in the areas where First Choice operates.  ERCOT operates through a series of geographic zones, which can lead to congestion of the transmission system when large volumes of power are being transmitted between zones. Congestion tends to drive prices up in the spot market.  These situations contributed to the losses experienced by First Choice in its speculative trading activities and led First Choice to exit its speculative trading operations in the second quarter of 2008.  Second, you have asked us if we believe the conditions will continue to impact us in future periods.  ERCOT has made some changes in its control protocols and is scheduled to change from the zonal system to a nodal system in December 2010, both of which should reduce congestion and price volatility.  But as we expressed in our press release issued on September 21, 2009, similar to how the ERCOT market conditions - along with First Choice's buying and selling positions within that market - had a negative impact on the business in 2008, those same drivers are working in First Choice’s favor in 2009.  For 2010, we expect market conditions to continue to be a key driver for the business, and we believe margins will return to more historic levels.  We will expand the disclosure in our future filings to reflect this information.

•
You have asked us to discuss the sentence in our 2008 Form 10-K stating that PNMR intends to capitalize on growth opportunities through its participation and ownership in Optim Energy.  PNMR’s 50 percent ownership of Optim Energy allows it to participate in the operation of Optim Energy’s assets and business and the formulation of Optim Energy’s business strategy.  This strategy has focused on unregulated operations in one of the nation’s growing power markets, including the development, operation and ownership of diverse generation assets,

October  9, 2009

and wholesale marketing and trading to optimize its assets.  Consistent with this strategy, Optim Energy acquired the Twin Oaks plant in June 2007 and acquired the Altura Cogen plant in August 2007.  Optim Energy also co-developed an electric generation unit at Cedar Bayou, which was completed in June 2009.  Any decisions in the future to further grow capacity will be subject to the approval of both of Optim Energy’s members and will be based on many then-existing factors, including the cost to acquire or construct capacity, the anticipated demand for power, the anticipated market prices for power, the ability and cost to deliver power to the anticipated markets, and Optim Energy’s financial resources.  Future filings will reflect the current strategy of PNMR and Optim Energy.

•
You have asked us to describe in greater detail our business improvement plan and the series of initiatives that were implemented and those we plan to implement to streamline our internal processes and reduce operating costs.  The business improvement plan is discussed in both the MD&A and note 24 to our financial statements in the 2008 Form 10-K.  The initiatives undertaken in that effort were to streamline internal processes and to reduce operating costs, which included a reduction in our work force. These process initiatives were focused on customer service improvements, which included improved temporary labor processes, and improved remittance processing.  We undertook these initiatives to better understand customer behaviors in order to increase the value we provide to them.  We analyzed customer call volume, the use of the voice response system, customer usage of walk-in centers, customer billing preferences, and website usage.  These analyses helped us understand what services our customers used and why they used those services in order to focus our improvement efforts.  The initiative produced significant improvements in performance as measured against industry benchmarks.  The improvements included a one business day reduction between when meters are read and bills are processed; a one business day reduction between when a bill is calculated and when it is mailed; increased capability of our website and our voice response system in order to improve customer self-service; and increased payment options, through outside organizations and e-Pay capabilities. These improvements led to reductions in labor, including temporary labor, and non-labor costs associated with these processes.  There are no steps that are planned to be implemented in the future other than normal continuing process improvement projects because activities contemplated under the business improvement plan have been completed.  No significant costs have been incurred in 2009 under the business improvement plan and no costs are anticipated in the future.  Accordingly, we do not believe it will be appropriate to discuss the business improvement plan in the Business and Strategy section of MD&A in future filings.  However, we will clarify that the business improvement plan has been completed in the notes to our financial statements in future filings and discuss any material continuing process improvement initiatives.

October  9, 2009

•
You have asked us to describe the initiatives we are undertaking to address and reduce the bad debt situation at First Choice.  These initiatives include efforts to reduce the default rate experienced for customers switching to another REP and increased focus on identifying new customer prospects that are more likely to demonstrate desired payment behavior.  To accomplish these initiatives, First Choice is focusing its marketing efforts on commercial customers and customers with established payment patterns.  In addition, First Choice is increasing the credit score required to become a customer and expanding the circumstances where customers are required to provide advance deposits to obtain service, or both.  In addition, possible regulatory changes are under discussion with the PUCT that would impede a customer's ability to switch REPs until past due balances are paid. We will modify the disclosure in our future filings to provide this additional information.

Contingent Provisions of Certain Obligations, page A-54

2.
As of the most recent applicable date, please show us the calculation of your required debt-to-capital ratios for PNMR, PNM, and TNMP for purposes of the facilities.  Please provide a stress test on the ratio in the event 25%, 66%, and 100% of your intangible assets, goodwill, and other intangible assets were impaired and the resultant effect on the ratios.  We may have further comment.

Response

The requested information is presented on Attachment 2-1.  The attachment shows that the debt-to-capital ratios do not exceed the amounts specified in the facilities either at June 30, 2009 or when applying the requested stress test for each of specified percentages.

Note (5) Stockholders’ Equity, page B-47

Preferred Stock, page B-47

3.
Please explain to us in detail your basis in GAAP for treating legally issued and outstanding preferred stock as if it is outstanding common stock.  In this regard, we are not convinced that it is accepted practice to include the number of common shares into which the preferred stock is convertible in the denominator of your basic earnings per share calculation and to not subtract the related dividend requirements in the numerator of EPS.  While we understand the rights of the preferred stock are very similar to the common stock into which it is convertible, the shares are in the legal form of preferred stock.  In this regard, please cite the accepted practice or promulgated GAAP that allows you to treat one form of equity as if it was converted for all periods.  Please also explain to us whether the preferred stock has any preferences as to dividends.  In this regard, it appears the only preference preferred stock has over common stock is a liquidation preference.  Please be detailed in your response.

October  9, 2009

Response

The Series A convertible preferred stock was issued in November 2008 in connection with the satisfaction of the stock purchase obligation contained as part of our privately held equity-linked units.  Under the original terms of the equity-linked units, the holder of the units was contractually obligated to purchase $100 million of our equity securities on November 17, 2008 at the maturity of the stock purchase obligation.  Upon tendering the $100 million to satisfy the holder’s obligation under the stock purchase agreement, the holder was entitled to receive the number of shares of PNMR common stock calculated in accordance with the formula set forth in the agreement.  The agreement also provided that the holder of the units could, at its option, elect to receive shares of a new series of PNMR preferred stock in the ratio of 1 share of preferred stock for every 10 shares of common stock the holder would have been entitled to receive under the aforementioned formula.

To accommodate the possibility of the issuance of preferred stock under this arrangement, PNMR created the Series A convertible preferred stock as contemplated by the documents under which the equity-linked units were issued.  The Statement of Resolutions Establishing the Series A convertible preferred stock was included as Exhibit G to the Unit Purchase Agreement and was filed as Exhibit 99.7 to our Form 8-K filed on August 19, 2004.  PNMR filed a Form 8-K dated November 21, 2008 containing the approved Certificate of Amendment with the Statement of Resolutions, and its Restated Articles of Incorporation, reflecting creation of the Series A convertible preferred stock, as Exhibit 3.1.

The terms of the Series A convertible preferred stock as set forth in the Statement of Resolutions are:

•
If PNMR declares any dividends on its common stock, the holders of the preferred stock are entitled (unless waived by the holders) to receive, with respect to each share of preferred stock, any dividends that would have been received by a holder of the number of shares of common stock into which such share of preferred stock is convertible.

•
Each preferred share is convertible, at the option of the holder, into 10 shares of common stock.  The conversion ratio is adjusted in the event of splits, combinations, and reclassifications, as well as mergers, consolidations, and sales of assets.

•
The holders of the preferred stock are entitled to vote on all matters, except the election of directors, and are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

•
Upon liquidation, the preferred stock is entitled to a liquidation preference of $1.00 per share.  The holders of common stock are next entitled to receive $1.00 divided by the number of shares into which the preferred stock is convertible.  Thereafter, the holders of preferred stock and common stock each receive

October  9, 2009

distributions, ratably on the basis of the shares of common stock then outstanding and the number of shares of common stock into which the preferred stock is convertible.

•	The preferred stock is not subject to redemption at the option of PNMR or subject to any sinking fund or other mandatory right of redemption.

The privately held equity-linked units were all originally purchased by Cascade. Cascade held the units for the entire period that the units were outstanding. As reported in PNMR’s Proxy Statement dated April 8, 2009, Cascade held 8.1% of PNMR’s common stock.  Upon the maturity of the equity purchase obligation in November 2008, Cascade elected to receive the Series A convertible preferred stock rather than receiving PNMR common stock.  The preferred stock alternative was elected by Cascade due to certain regulatory and contractual requirements.

We analyzed the accounting treatment of the Series A convertible preferred stock and concluded that, even though legally it is preferred stock, in substance it is equivalent to common stock for accounting purposes.  Accordingly, we have treated the preferred stock as if it were converted into common stock for earnings per share purposes.  Our analysis of the provisions of the Series A convertible preferred stock in comparison to common stock is as follows:

•
The preferred stock receives no preferential dividends and is only entitled to receive dividends if, and when, dividends are also declared on PNMR’s common stock.  The preferred stock receives dividends that are equivalent in amount to what the holders would have received if the preferred stock was converted into common stock.  Therefore, the holder of the preferred stock receives exactly the amount of dividends it would have received if the preferred stock were converted into common stock, no more or no less.

•
The rate at which the preferred stock is convertible into common stock is the reciprocal of the ratio at which the preferred stock was issued in lieu of common stock upon satisfaction of the purchase obligation under the equity-linked units.  The conversion rate is adjusted for splits, mergers, etc., which preserves the relationship between the common shares into which the preferred stock can be converted and the shares of common stock that would be held if common stock had been issued originally.  Therefore, the holder of the preferred stock is at all times entitled to convert the preferred stock into the number of shares of common stock it would have received originally.

•
The holder of the preferred stock can vote on all matters, except for the election of directors, on the same basis as if it had received common stock originally.  Although the holder of the preferred stock cannot vote the preferred shares for the election of directors, we did not determine that to be a significant difference in the nature of the instrument compared to common stock for accounting purposes.  As mentioned earlier, the holder of the preferred stock is also a large holder of PNMR common stock so it is already entitled to significant voting rights with

October  9, 2009

respect to directors.  Furthermore, if the holder of the preferred stock desires to vote that stock, it is free to convert the preferred stock into common stock at any time, subject to regulatory and contractual constraints.

•
While the preferred stock is entitled to the first distribution in the event of liquidation, its liquidation preference is nominal.  The liquidation preference is only 10 cents per common equivalent share, and the aggregate preference for the entire issuance only amounts to approximately $0.5 million.  After that distribution, the holders of common stock would receive the next distribution, which based on the number of shares of common stock outstanding when the preferred stock was issued would have been approximately $8.6 million and currently would amount to approximately $8.7 million.  After that, the preferred stock and common stock share ratably in any distributions as if the preferred stock were converted into common stock.  Since the common stockholders’ equity amounted to approximately $1,724.8 million when the preferred stock was issued and currently amounts to approximately $1,667.4 million, it is highly unlikely that total distributions in the event of liquidation would be less than the approximately $9.2 million necessary to equalize distributions between preferred and common stockholders.  Accordingly, the holder of the preferred stock would likely receive no more or no less distributions in the event of liquidation than it would have been entitled to if it had originally received common stock.

•	Neither the preferred stock nor the common stock is entitled to any mandatory redemption or sinking fund.

You have asked us about accepted practice or promulgated GAAP that allows us to treat the preferred stock as if it was converted to common stock.  We realize there is very little contained within GAAP that specifically addresses this situation.  However, we believe the concept of substance over form is widely accepted as a principle that must be reflected in the accounting results of every situation even if not specifically set forth in GAAP.  We do note the following:

•
Paragraph 10 of SFAS 128 states “Shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent).”  We do not believe this provision was included to address our situation, but it does show that there are situations where items are included in the denominator for the computation of basic earnings per share although the shares of common stock are not legally issued and outstanding.  As we have outlined above, we believe the terms of the Series A convertible preferred stock are substantially equivalent to common stock resulting in a situation where the shares of common stock into which the preferred stock is convertible should be included in the denominator for the computation of basic earnings per share.

October  9, 2009

•
While it does not address our situation, EITF Issue 02-14 indicates that where subordination characteristics and risks and rewards of ownership are substantially similar to common stock, it becomes in-substance common stock.

•
Concept Statement 2 states:  “Substance over form is an idea that also has its proponents, but it is not included because it would be redundant. The quality of reliability and, in particular, of representational faithfulness leaves no room for accounting representations that subordinate substance to form. Substance over form is, in any case, a rather vague idea that defies precise definition.”

We believe these references support our treatment of the Series A convertible preferred stock as in-substance common shares in the computation of basic earnings per share.

After analyzing the provisions of the Series A convertible preferred stock, we believed at the issuance of the preferred stock and continue to believe, there is no substantive difference for accounting purposes between the Series A convertible preferred stock and common stock.  Accordingly, we believe the substance of the preferred stock is equivalent to common stock, which outweighs its legal form of preferred stock.  Not including the common shares into which preferred stock is convertible in the computation of basic earnings per share would mislead investors because it would not reflect equity held by an entity possessing the same rights to earnings and dividends as common shareholders.  Therefore, we believe it is appropriate to treat the Series A convertible preferred stock as if it had been converted into common stock in the computation of basic earnings per share purposes.

Note (10) Earnings Per Share, page B-64

4.
For purposes of calculating diluted earnings per share, it appears you applied the treasury stock method with respect to the purchase contracts in your equity-linked units.  Further, we note per your disclosure on page B-50 that as a result of the failed remarketing in November 2008, the equity-linked unit holder tendered its senior unsecured notes to you to satisfy its obligation under the purchase contracts.  As such, it appears it was more advantageous to the holder to tender the debt than to tender cash.  Since paragraphs 50 and 51 of SFAS 128 suggest that you should assume the debt will be tendered if it is considered more advantageous to the holder, please explain to us why you did not apply the if-converted method with respect to your equity-linked units in the periods prior to the failed remarketing and conversion of debt to equity.  Please ensure your response explains what consideration was given to the possibility of a failed remarketing and the resultant effect on a holder’s behavior given the liquidity crisis that began in the summer of 2007.

Response

PNMR made two separate issuances of equity-linked units in 2005, which we have characterized as the public equity-linked units and the private equity-linked units.  The purchasers of the two issuances were not related to each other. The transactions were independent of each other and independently negotiated.  However, the conceptual structure of the transactions was very similar

October  9, 2009

and many of the terms were the same. Each of the equity-linked units consisted of a PNMR long-term debt component and a stock purchase contract component.

The PNMR long-term debt components of both issuances had stated maturities in 2010.  The debt was payable in cash at maturity and was not convertible into PNMR securities.  PNMR was obligated to use its best efforts to remarket the debt to new debt investors in 2008 shortly before the maturities of the purchase contract components of the units.  The remarketing of the debt was mandatory and neither PNMR nor the debt holders had the option of not pursuing the remarketing.

The stock purchase contracts of both issuances obligated the original purchasers of the units to purchase PNMR equity securities at specified dates in 2008 at prices based on the 20 day average closing price of PNMR common stock prior to the purchase dates, subject to minimum and maximum prices.  The PNMR long-term debt components of the units were held in trust as collateral for the purchase obligations.  The documents covering the issuance of the units provided that the equity purchase obligation was to be satisfied through the obligor providing cash to PNMR in exchange for the equity securities.  These documents also provided (and the obligors and PNMR anticipated) that the obligors would utilize the proceeds from the remarketing of the long-term debt components to satisfy the purchase obligations.  The documents provided for trustees to assure that the proceeds of the remarketing were used to satisfy the purchase obligations.  The obligors under the purchase obligations did not have the option of tendering the debt to satisfy the purchase obligations, except in the limited circumstance of a failed remarketing.  At inception, we believed it was highly unlikely that the required remarketing would fail and result in the possibility that the debt could be tendered in satisfaction of the purchase obligation.  Accordingly, the use of the treasury stock method to reflect any dilutive impacts of the units was appropriate.

The remarketing of the debt component and the maturity of the equity purchase obligation for the public equity-linked units was in May 2008.  PNMR, utilizing the services of investment bankers as remarketing agents, successfully completed this remarketing in accordance with the original documents on the schedule contemplated therein.  The transactions were completed satisfying the contractual terms of the agreements despite the 20 day average closing price of PNMR common stock being approximately 54% of the floor price of the purchase obligation.  This resulted in the obligors under the purchase contract buying PNMR common stock for nearly twice the price at which they could have purchased the stock in the open market.  Nevertheless, the obligors had that contractual commitment as part of the arms length agreement reached in 2005 and they fulfilled that commitment.  The remarketing was successfully completed even though, as you point out, we were dealing with “the liquidity crisis that began in the summer of 2007.”

The remarketing of the debt component and the maturity of the equity purchase obligation for the private equity-linked units took place in November 2008.  PNMR, as it was contractually obligated to do, undertook the effort to remarket the long-term debt component of the private equity-linked units, again utilizing the services of investment bankers as remarketing agents.  Although the investment bankers informed PNMR that the debt market had deteriorated and was

October  9, 2009

more difficult in November 2008 than it had been in May 2008, they, and PNMR, believed it was likely that the remarketing would be successful.  PNMR prepared and circulated a red herring prospectus for the remarketing, and the remarketing agents conducted numerous calls with potential investors.  PNMR incurred significant legal and other costs in anticipation that the remarketing effort would be successful.  The contractual agreement covering the remarketing provided that the remarketing would be attempted on each of three successive business days and if the remarketing was not successful on all of those days, the investment bankers were to declare the remarketing as having failed.  The contractual agreement did not allow for a partial remarketing.  The investment bankers contacted many potential investors on each of the three remarketing days and reported their efforts to PNMR through a series of conference calls on those days.  Although the investment bankers were able to obtain some commitments to purchase the remarketed debt, they were unable to obtain sufficient purchase commitments to complete the remarketing on each of the remarketing days.  On November 12, 2008, at the end of the third remarketing day, the investment bankers declared the remarketing failed.  Although the remarketing failed, the holder of the purchase contract was still obligated to purchase PNMR equity securities on November 17, 2008.  The holder could have provided PNMR with cash to satisfy that obligation or, since the remarketing failed, the holder then had the option to tender the debt component of the equity-linked units to satisfy that obligation.  Under either of these options, the holder would have received the exact same number of securities at the same price so there was no price advantage to the holder to choose one option over the other.    The holder chose to tender the debt.

Paragraph 17 of SFAS 128 states that the treasury stock method is to be used to measure the dilutive effect of options and warrants (and equivalents, which include purchase contracts) unless the provisions of paragraphs 24 or 50-53 require another method.  Paragraph 50 of SFAS 128 states “when several alternatives for conversion exist, the computation shall give effect to the alternative that is most advantageous to the holder of the convertible security.”  As described above, the holder of the equity-linked units did not have “various alternatives” to settle the purchase obligations.  In this case, the alternative to settle by tendering the note was only available if the remarketing failed.  Paragraph 51 of SFAS 128 provides that if options or warrants permit tendering of debt in payment for the exercise price, they should be assumed to be exercised and the debt tendered unless tendering cash is more advantageous to the holder.  As previously stated, the holder of the purchase obligation was not entitled to settle its obligation by tendering the debt until the failed remarketing of the debt.

From the issuances of the equity-linked units in 2005 up until the failed remarketing of the private equity-linked units on the final remarketing date, we reasonably believed the remarketing of the debt components of the units would be successful and had no reason to believe the remarketing would not succeed.  This belief was supported by the successful remarketing of the public equity-linked units in May 2008.  Since we reasonably believed the remarketing would be successful, there was no reason to consider the holder of the purchase obligation as having the option of tendering debt to satisfy the purchase obligation.  As stated above, only upon the failed remarketing did that option become available to the holder.  The remarketing failed on November 12, 2008 and the purchase obligation matured on November 17, 2008.

October  9, 2009

It should also be noted that PNMR reported net losses from continuing operations for each quarter of 2008, so there was no dilutive effect of the equity-linked units in 2008 using the treasury stock method.  Similarly, if the dilutive effect of the equity-linked units was measured using the “if-converted” method there would have been no dilutive effect in 2008 due to PNMR having losses for each quarter, the same result as using the treasury stock method.

For these reasons, we believe it was appropriate to account for the dilutive effect of the equity-linked units using the treasury stock method in accordance with the provisions of SFAS 128.

Note (25) Goodwill and Other Intangible Assets: Impairments, page B-113

5.
We note you recorded a $135 million goodwill impairment charge in connection with your April 1, 2008 annual goodwill impairment test. Further, we note that you performed an additional impairment test for First Choice as of December 31, 2008, resulting in an additional goodwill impairment charge of $39.4 million. Since it appears the market capitalization of your common stock continued to decline during fiscal 2008 and was significantly below book value at December 31, 2008, please explain to us why you did not perform an additional goodwill impairment test for PNM and TNMP Electric at December 31, 2008.  Refer to paragraph 28 of SFAS 142.  In this regard, please provide us with a reconciliation of the fair value determination to the market capitalization at April 1, 2008.  Please justify any implied control premiums.  Please also provide us with the market capitalization at December 31, 2008.  To the extent the market capitalization at that date decreased from April 1, 2008 by more than the impairment charges on First Choice, please explain the difference.  Finally, please provide us a summary of your most recent annual goodwill impairment test on April 1, 2009.  Ensure you provide all relevant assumptions in determining the fair value of each reporting unit.  Please also quantify each reporting unit’s carrying value and calculated fair value and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in any one of your major assumptions. If the first step of the test identified a potential impairment, thus requiring you to perform the second step of the test, please provide us the details of your determination of the implied fair value of goodwill.  We may have further comment.

Response

Background

In connection with PNMR’s acquisition of TNP in 2005, PNMR recorded goodwill for the excess purchase price over fair value of the net assets acquired.  This goodwill was pushed down to the businesses acquired, TNMP and First Choice.  Subsequently, in 2007, a portion of the goodwill was transferred to PNM in conjunction with the transfer of TNMP’s New Mexico operations to PNM, which operations are referred to as the PNM-South reporting unit for the purposes of this discussion.  PNMR has several other reporting units that do not have recorded goodwill: PNM-North (the remaining portion of PNM’s electric operations), Optim Energy and, until its sale on January 30, 2009, PNM Gas.

October  9, 2009

In accordance with SFAS 142, PNMR tests goodwill for impairment annually on April 1 or more often if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

April 1, 2008 Testing

The April 1, 2008 impairment analysis is discussed in detail on pages B-113 and B-114 of our 2008 Form 10-K.  In early 2008, the market capitalization of PNMR’s common stock had dropped significantly below book value.  We attribute much of the decline in stock price during that period to the following factors: the beginning of the general economic downturn, investors’ belief that fair recovery of costs was not assured in the regulated PNMR utility businesses, and the challenges First Choice faced in the ERCOT market, all of which also caused investors and analysts to question whether PNMR would reduce its future dividend payout.  These factors caused declines in the fair values of certain reporting units and PNMR determined through its annual impairment testing on April 1, 2008, that the carrying value of each reporting unit with recorded goodwill exceeded the related fair values.  In order to appropriately reflect the decreased fair value of goodwill in each reporting unit, impairments, aggregating $135.1 million (PNM-South: $51.1 million, TNMP: $34.5 million and First Choice: $49.5 million), were recorded.

Interim Testing

In subsequent quarters, we evaluated whether there were any indications of further decline in the fair value of the reporting units with recorded goodwill.  We considered many factors including: changes in key management, adverse changes in legal or regulatory factors, financial performance, and changes in the general business climate.

During the remainder of 2008, PNMR did not see any significant adverse changes to the operations of its regulated reporting units that have recorded goodwill, PNM-South or TNMP.  The fair value of these reporting units is most significantly impacted by actions of regulators as those actions determine whether the entities will obtain fair recovery of costs and most significantly impact how investors attribute value to the entities.  The rates PNM-South charges to customers were at the time and still are frozen, but the fair value of PNM-South could still be affected by changes in the regulatory environment, since PNM-South is regulated by the NMPRC, as is PNM-North.  Between April and December 2008, the regulatory climate in New Mexico appeared more favorable than it had in recent years.  PNM-North had received approval of its emergency fuel clause and reached agreement on its resource stipulation.  From our perspective, both of these outcomes were favorable and demonstrated the NMPRC's and intervenors’ willingness to allow PNM to recover costs associated with certain resources previously not being recovered in retail rates and to more timely recover prudently incurred fuel and purchased power costs necessary to serve retail customers.  TNMP filed a rate case requesting an increase in rates charged to customers in August 2008.  Subsequent to this filing, Hurricane Ike struck the Gulf Coast and impacted certain areas served by TNMP.  In October 2008, the Texas regulators allowed TNMP to amend its rate filing to include the additional costs of Hurricane Ike and anticipated increased financing costs associated with issuance of debt that was contemplated to occur in early 2009.  Although the rate case was still pending at year-end,

October  9, 2009

the allowed amendment was viewed as a positive indicator that those increased costs would be included in the rate increase.  Additionally, both PNM-South and TNMP’s financial performance in 2008 was consistent with the projected cash flows utilized in the April 1, 2008 impairment testing and neither entity had significant changes in key management.  Through this analysis, we determined that there were no indicators that the fair value of either regulated reporting unit had decreased below its carrying value in the interim periods.

Since First Choice operates as a REP in the unregulated Texas market, its returns are not assured and fluctuations in customer usage, pricing and payment behavior, in addition to fluctuations in the cost of energy, can have significant impacts on First Choice’s fair value.  Subsequent to the April 1, 2008 testing, the financial performance of First Choice was substantially consistent with expectations until near the end of 2008 when generally depressed economic conditions and the impacts of Hurricane Ike presented additional financial challenges for this reporting unit.  These factors contributed to significant increases in uncollectible accounts.  In addition to these changes in the business climate, we examined how First Choice’s 2008 results and current 2009 operating plan compared to the cash flows utilized in the April 1, 2008 impairment testing and determined that results and future expectations were significantly below the cash flows used in the earlier impairment testing.  First Choice also had a key management change near the end of 2008, with a new president named in December.  Due to the combination of these factors, we believed it became more likely than not that the fair value of First Choice had decreased below its carrying value and that interim impairment testing was necessary.  This test resulted in additional pre-tax impairments of $39.3 million of goodwill and $38.4 million of other intangible assets for First Choice at December 31, 2008.

Market Capitalization Reconciliation – April 1, 2008 and December 31, 2008

We also examined the decline of PNMR’s stock price to determine if the decline indicated any other potential goodwill impairments.  Between April 1, 2008 and December 31, 2008, PNMR’s stock price decreased by 22%.  PNMR’s market capitalization decreased by $73.3 million for the same period.  Since PNMR’s largest reporting unit, PNM-North, does not have recorded goodwill, the fluctuation in PNMR’s stock price cannot be completely attributed to decreases in the fair value of the reporting units having goodwill.  Over 50% of the total fair value of PNMR’s reporting units relates to PNM-North and the operations and perceived risks of this reporting unit have the most significant impacts on PNMR’s stock price.  That said, we examined the decrease further to ensure it was not a potential indicator of impairments of goodwill.

A portion of the decrease in the market capitalization can be attributed to the decrease of First Choice’s fair value and the related impairments recorded at December 31, 2008 ($64.3 million after-tax was recorded for impairment of goodwill and other intangibles).  We believe that the remaining decrease is primarily attributable to the general economic downturn and the potential risks such an economic downturn can present for our largest reporting unit, PNM-North.

Additionally, PNMR examined the performance of its stock relative to the broader market between April 1, 2008 and December 31, 2008.  As displayed below, PNMR outperformed all

October  9, 2009

but one of the presented indices during this time period, which indicates that investors perceived PNMR more favorably during this time period than other utilities or the broader market.  Accordingly, the decline in PNMR’s stock price seemed more an indicator of general market conditions rather than a fundamental change in the outlook of specific reporting units.  As such, the change in the market capitalization reconciliation alone did not indicate that additional goodwill impairments existed at December 31, 2008.  The changes in these indices are as follows:

Index / Stock	Value Change 4/1/08 – 12/31/08
PNM Resources	-22%
Dow Jones Industrial Average	-31%
Dow Jones Utility Index	-25%
S&P 500	-34%
S&P Mid-Cap Utility Index	-16%

We also note another reason we outperformed the market in this time period, which further supports our conclusion that the decrease in market capitalization cannot be linked to additional goodwill impairments at December 31, 2008.  An examination of PNMR’s stock performance prior to the April 1, 2008 testing, as shown in the table below, demonstrates that PNMR significantly underperformed the market between 2007 and early 2008.  As the general market and other utility indices were experiencing only slight gains or losses in 2007 and early 2008, PNMR experienced a significant decrease in the price of its common stock.  Near April 1, 2008, PNMR’s stock reached an eight-year low.  We believe investors and analysts perceived very high risks at PNMR relative to the broader market and other utilities, especially at PNM-North due to a contentious regulatory environment.  Between April 1, 2008 and December 31, 2008, the fact that PNMR outperformed the market strongly indicates that some of these fears were beginning to subside and PNMR was beginning to perform more consistently with other utilities.  At a minimum, it demonstrates that the market did not see any reason to impute more risk to PNMR during this time period than it did to the general market.

Index / Stock	Value Change 1/1/07 – 3/31/08
PNM Resources	-60%
Dow Jones Industrial Average	-2%
Dow Jones Utility Index	5%
S&P 500	-7%
S&P Mid-Cap Utility Index	-7%

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Our market capitalization reconciliation is summarized below:
PNMR Market Capitalization Reconciliation

(In millions, except stock price and %)	April 1, 2008	December 31, 2008
Fair Value of Reporting Units w/ Goodwill	$1,079.8	$1,010.1
Fair Value of Reporting Units w/o Goodwill (a)	2,606.4	2,606.4
Total Fair Value of All Reporting Units (b)	3,686.2	3,616.5
Debt	2,420.5	2,329.4
Preferred Stock(c)	11.5	11.5
Net Fair Value of PNMR	1,254.2	1,275.6

Stock Price	12.92	10.08
Shares Outstanding(c)	76.9	91.3
Market Capitalization	993.6	920.3

Implied Control Premium ($)	$260.6	$355.3
Implied Control Premium (%)	26%	39%

(a)	Includes PNM-Gas, which was valued based on the negotiated sales price, until its sale on January 30, 2009.
(b)
Fair value of all reporting units was calculated at April 1, 2008.  The December 31, 2008 value represents the April 1, 2008 fair values adjusted for the December 31, 2008 First Choice Power impairment analysis.

(c)	PNMR’s Series A convertible preferred stock is reflected as if it was converted into shares of common stock.

Discussion of Control Premium – April 1, 2008 and December 31, 2008

The control premium implied in PNMR’s April 1, 2008 market capitalization reconciliation was 26%.  In order to determine the reasonableness of this control premium, we considered historical merger/acquisition transactions within the utility industry in the preceding ten years.  In the examined transactions, control premiums ranged from zero to 78%, with an average of roughly 24%.  Although there were no recently completed transactions, we believed that these premiums were reasonable indications of an appropriate range.  The control premium at April 1, 2008 was within this range and close to the average value and we determined it was reasonable.

We did not re-determine the fair values of each reporting unit at December 31, 2008 as a complete analysis was not required since there were no indicators of impairment other than for First Choice.  The fair values from the April 1, 2008 analysis were carried forward, with the exception of First Choice.  Accordingly, the December 31, 2008 market capitalization reconciliation was completed only to assure that the control premium was still within a reasonable range given further decline in PNMR’s stock price.  While the control premium increased in the intervening period, it is still within the range of transactions examined and was deemed to be reasonable.

Additionally, we note the control premiums implied in Exelon Corporation’s (“Exelon”) October 2008 bid to purchase NRG Energy, Inc (“NRG”).  Although this transaction was not completed, it is the most recent and relevant example of control premiums within the energy industry since no large energy transactions have been completed since the global economic meltdown began.

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Exelon made its initial bid for NRG in October 2008 and subsequently raised the bid by 12% in July 2009.  Exelon’s final bid represented a 45% premium over the market value of NRG’s common equity.  NRG’s management and board of directors rejected this bid believing that it was not adequate compensation for the shareholder’s of NRG’s stock.  This provides an indication that PNMR’s control premium is within a reasonable range for its industry.

April 1, 2009 Testing

On April 1, 2009, we performed our annual impairment testing for goodwill.  Consistent with our impairment analysis in 2008, the fair value of each reporting unit was determined using a discounted cash flow methodology.  This analysis requires significant judgments including the estimation of future cash flows, which is dependent on internal forecasts, estimation of long-term growth rates for the businesses and the determination of a market participant weighted average cost of capital (“WACC”) for each reporting unit.  The WACC is used to discount the projected cash flows to a fair value at the measurement date.

For TNMP and PNM-South, the most significant assumption in determining cash flow forecasts is that the entities will receive full recovery of their costs incurred to serve regulated customers and an appropriate return on their investments in accordance with regulatory principles and state utility laws.  To the extent a regulator does not allow return of expenditures or decreases the return allowed on investments, the cash flows for these models would decrease.  To take into account that recovery of all costs is not guaranteed and since the recovery of the costs is not simultaneous with the expenditure, the WACCs used for TNMP and PNM-South’s models are calculated with some regulatory risk and lag embedded.  The cost of equity used in the WACC calculations begins with a risk-free rate and adjusts that rate for the risk inherent in regulated utilities, both in general and specifically to our reporting units.   To determine the cost of debt used in the WACC, existing borrowing rates or current borrowing rates for similar entities are obtained.  Lastly, the capital structure used is matched to the allowed capital structure for regulated rate-making purposes as most entities look to leverage their businesses consistently with the structure allowed in rate filings.  We believe our determination of WACC for our regulated businesses appropriately considers how a market participant would value these reporting units.

For First Choice, the cash flows used for modeling purposes were based on internal management forecasts of EBITDA.  Due to the existing challenges in the First Choice business, the management base case forecast was adjusted to a level that limited growth and held levels of uncollectible accounts steady with current estimates, which we believe would be representative of a forecast that would be used by a market participant.  Although First Choice has seen improved results in early 2009, the forecasts used for goodwill testing were developed taking into account that there is a risk that some positive trends may not continue.  Although unlikely due to the conservative nature of the forecast, additional decreases in unit margins, customer growth or increases in O&M costs would decrease the stream of cash flows.  In order to develop the WACC used in the First Choice analysis, cost of equity was determined by adjusting a risk-free rate for the risk inherent in a business of First Choice’s size within the unregulated energy industry.  Since First Choice has limited hard assets, the capital structure was determined to be

October  9, 2009

100% equity since leveraging the business would be difficult without significant collateral or parental guarantees.  We believe this approach to determining the WACC is consistent with how a market participant would value this business.

The 2009 impairment testing did not indicate impairments at any of PNMR’s reporting units.  The results of this test are shown below (in millions):
Reporting Unit	Fair Value	Carrying Value (including goodwill)	Excess of Fair Value over Carrying Value	Goodwill
PNM-South	$ 199.4	$ 182.0	$ 17.4	$ 51.6
TNMP	804.8	772.6	32.2	226.7
First Choice	162.1	159.7	2.4	43.0
Total	$ 1,166.3	$ 1,114.3	$ 52.0	$ 321.3

Market Capitalization Reconciliation and Control Premium – April 1, 2009

Due to the timing of when information is released to the market in the normal course, PNMR determined that the stock price at April 1, 2009 was low relative to the fair values calculated in the impairment testing due to an information imbalance.  As examples of information not reflected in stock price at April 1, 2009, but known or reasonably anticipated internally, both PNM-North and TNMP had made significant progress toward favorably settling rate cases that were finalized in mid-2009.  PNM-North was also making significant progress towards a new fuel clause that would allow full recovery of prudently incurred fuel and purchased power costs.  In addition, PNM-North received NMPRC approval to include existing merchant assets within future rates as contemplated in the resource stipulation mentioned earlier.  In New Mexico, a bill was signed into law in April 2009 that allows utilities to file rate cases using future test periods, something that could alleviate much of the concern about the time lag between expenditure and recovery of costs.  These examples show a continuation of the improvement in the regulatory climate that began in mid-2008 and is discussed above.  Also, First Choice had significantly improved its financial performance in year-to-date 2009, something that had not been disclosed to the public as of April 1, 2009.

During March 2009, both the Dow Jones Industrial Average and PNMR’s stock hit lows that had not been experienced in over a decade.  While both recovered slightly before April 1, 2009, the market was still very depressed on the date we performed our annual impairment testing.  Accordingly, we do not believe the trading price for individual transactions in the market was an appropriate indicator of PNMR’s total fair value in this time period.

It is not possible to quantify what potential impact the irrationality of the market had on the April 1, 2009 PNMR stock price, nor is it possible to quantify the impact of the imbalance of information.  Since the information discussed above has become public, our stock has traded significantly above the April 1, 2009 stock price.  Additionally, the market as a whole has recovered significantly since the lows of March 2009.  As such, we do not believe the April 1, 2009 stock price was representative of the fair value of PNMR at that time.  To accommodate for this and provide more appropriate indicators of potential PNMR value, we used several price

October  9, 2009

points in our market capitalization reconciliation.

Market Capitalization Reconciliation
(In millions, except stock price and %)	April 1, 2009 (a)	April 1, 2009 (b)	April 1, 2009 (c)

Fair Value of Reporting Units w/ Goodwill	$1,166.3	$1,166.3	$1,166.3
Fair Value of Reporting Units w/o Goodwill	2,151.9	2,151.9	2,151.9
Total Fair Value of All Reporting Units	3,318.2	3,318.2	3,318.2
Debt	1,714.5	1,714.5	1,714.5
Preferred Stock(d)	11.5	11.5	11.5
Net Fair Value of PNMR	1,592.2	1,592.2	1,592.2

Stock Price	8.01	10.40	12.00
Shares Outstanding(d)	91.4	91.4	91.4
Market Capitalization	732.1	950.6	1,096.8

Implied Control Premium ($)	$860.1	$641.6	$495.4
Implied Control Premium (%)	117%	67%	45%
(a)	Reflects April 1, 2009 stock price of $8.01.
(b)	Reflects average of stock prices between May 1 and July 31, 2009, the dates of our first and second quarter earnings releases.
(c)	As we finalized our impairment analysis, our stock price was hovering slightly above $12.00. Accordingly, we utilized $12.00 as another value indicator.
(d)	PNMR’s Series A convertible preferred stock is reflected in the above table as if it was converted into shares of common stock.

The control premium implied in PNMR’s April 1, 2009 market capitalization reconciliation ranged from 45% to 117%.  As described above, PNMR believes that the 117% is not an appropriate data point due to the information imbalance and market irrationality existing at April 1.  The other data points are within the range of historical transactions and PNMR management believes the range of results is appropriate relative to the historical transactions considered.  That the other data points are appropriate is also supported by the proposed Exelon/NRG transaction discussed above.

Sensitivity Analysis – April 1, 2009 Impairment Testing

As requested, we are providing information detailing sensitivities surrounding our most critical assumption, the WACC.  Increases of 0.41%, 0.16% and 0.43% in the WACCs used to model the fair value of PNM-South, TNMP and First Choice would cause fair value and carrying value to be equal.  Increases in WACCs greater than those amounts would indicate impairments in each reporting unit and we would need to perform Step 2 of the goodwill impairment test in order to determine the amount, if any, of impairment.

While the models are sensitive to changes in discount rates, we believe that the cash flows and WACCs, used in combination, appropriately calculate the fair value of each reporting unit.  Significant risks of each business have been incorporated in the forecasts either by adjusting cash flows or the discount rates used.  In addition to significant scrutiny of the cash flows used and risk-based increases to the WACCs used for discounting, PNMR also examined the resulting fair

October  9, 2009

value of each entity for reasonableness.  We also examined the changes in fair values for each entity from the last impairment test.  In all cases, we believed that the changes were justified given the improved circumstances and decreased risk existing for that reporting unit since the last test.  Accordingly, we believe that the fair values used in this analysis are appropriately conservative and that any modification in WACCs would necessitate a compensating adjustment to the stream of cash flows.

Schedule 1- Statements of Cash Flow, page B-120

6.	Please explain to us why cash dividends from subsidiaries are classified in cash flows from investing activities rather than cash flows from operating activities. Refer to paragraph 22.b of SFAS 95.

Response

We acknowledge that paragraph 22 of SFAS 95 states that cash flows from operating activities include “cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends.”  SFAS 95 also states, in paragraph 16, that cash flows from investing activities includes “receipts from sales of equity instruments of other enterprises … and from returns of investment in those instruments.”  Furthermore, we believe there is diversity in practice in this area.

Since the formation of PNMR and through 2008, there has not been a formal policy regarding when dividends are paid from its subsidiaries or the amounts to be paid.  Dividends have been paid based on the availability of cash at the subsidiary level and to maintain target relationships between debt and equity of subsidiaries, particularly the utility operating subsidiaries that are subject to regulation by state regulatory commissions.  To attempt to bifurcate the dividends between returns of and returns on investment would result in an arbitrary allocation that would not provide users of financial statements with meaningful information and possibly would be confusing to users.

We believe the dividends from subsidiaries shown in Schedule I are more appropriately considered to be “returns of investment” rather than “returns on investment.”  The investing section of the statement of cash flows in Schedule I shows that PNMR made substantial “investments in subsidiaries” in 2006 and 2007.  Accordingly, showing the dividends paid from subsidiaries based on cash availability and targeted capitalization ratios as an investing activity is appropriate.  Furthermore, showing both the equity infused into the subsidiaries and the equity returned from the subsidiaries in one section on the cash flow statement allows the users of financial statements to better understand the cash transactions between the parent and its subsidiaries.  All of the information regarding the gross amounts of cash investments made into subsidiaries and cash dividends received from subsidiaries is presented on the statement of cash flows without any netting of transactions.  Therefore the presentation should be transparent to the readers of the information.

October  9, 2009

Our understanding is that the purpose of parent company only statements is to give the reader additional information about the financial position and cash flows of the parent on a stand-alone basis.  If we were to include dividends in the operating cash flow section, we would give the reader the impression that cash dividends from subsidiaries are a function of the parent’s operating results rather than a function of the funds available from the subsidiaries, the latter of which we believe to be the accurate case for PNMR.

Item 9A. Controls and Procedures, page C-1

7.
Currently, you have provided only part of the definition of disclosure controls and procedures with respect to the conclusions of the registrants’ management that the disclosure controls and procedures are effective in ensuring that you collect the information you are required to disclose in the reports you file with us, and to process, summarize, and disclose this information within the time periods we specify.  Please state, if true, that management of each registrant concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in our rules and forms, and to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  Refer to Exchange Act Rules 13a-15(e) or 15d-15(e).

Response

We confirm that management of each registrant concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC rules and forms, and to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  In future filings, we will include the full definition of disclosure controls and procedures or state that our disclosure controls and procedures are effective or ineffective, without defining them.

8.
Please tell us the meaning of the last paragraph in your Controls and Procedures section stating that each registrant “has selected Cognizant to provide outsourced application maintenance and support services for selected applications related to customer service, complex billing, electronic data interchange, and ancillary applications.”  Also, please confirm, if true, that this disclosure is in no way intended to limit managements’ evaluations and conclusions regarding the effectiveness of each registrant’s disclosure controls and procedures.

October  9, 2009

Response

Beginning in the fourth quarter of 2008, Cognizant Technology Solutions Corporation provides application maintenance and support services, on an outsource basis, for selected applications related to customer service, complex billing, electronic data interchange, and ancillary applications that were previously performed internally. These services include development of additional application functionality, research and repair of code defects, table data maintenance, and installation and configuration of patches and upgrades. The data processed by these applications is integral to the accounts receivable and revenue recognition processes and their related line items on the registrants’ financial statements. The disclosure was included in our 2008 Form 10-K to highlight this change and was not intended to limit management’s evaluation or conclusion.  Accordingly, we confirm that this disclosure is in no way intended to limit management’s evaluations and conclusions regarding the effectiveness of each registrant’s disclosure controls and procedures where management determined these controls and procedures are effective to ensure that the registrants meet the requirements of SEC Regulation 13A, Rule 13a-15(e) and Rule 15d-15(e). Future filings will be modified to clearly state changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Item 15. Exhibits, Financial Statements Schedules, page D-1

9.
We note that you have incorporated by reference into your annual report, as Exhibit 10.1, the Amended and Restated Credit Agreement dated August 15, 2005 filed as Exhibit 10.1 to your current report on Form 8-K filed on August 19, 2005.  We note also that you have incorporated by reference into your annual report, as Exhibit 10.12, the Credit Agreement dated August 17, 2005 filed as Exhibit 10.3 to your current report on Form 8-K filed on August 19, 2005. In the Table of Contents to those agreements, it appears that the agreements contain certain schedules and exhibits that you did not file with the agreements or elsewhere.  Please file one or more amended current reports on Form 8-K that include the schedules and exhibits to the agreements or tell us why it is not appropriate for you to do so.

Response

We will file one or more amended current reports on Form 8-K to include the schedules and exhibits to the Amended and Restated Credit Agreement dated August 15, 2005 and the Credit Agreement dated August 17, 2005, and, as required by the SEC’s rules and regulations, in future filings we will file all exhibits in full to agreements that we are required to file with the SEC, including all schedules and exhibits.

Exhibits 31.5 and 31.6

10.
We note that the certifications regarding Texas-New Mexico Power Company do not include part of the introduction of paragraph 4, regarding the internal control over financial reporting and the reference to Exchange Act Rules 13a-15(f) and 15d-15(f), and

October  9, 2009

do not include paragraph 4.b, regarding the design of the internal control over financial reporting.  Similarly, we note that you have not included this information in the certifications of Texas-New Mexico Power Company that were filed as Exhibits 31.5 and 31.6 to your quarterly report on Form 10-Q for the period ended March 31, 2009. Please file amendments to these annual and quarterly reports to include complete certifications.

Response

Prior to March 23, 2009, TNMP was a voluntary filer and was not required to file 1934 Act reports under Section 15(d) or pursuant to a covenant in an indenture or similar document.  Effective March 23, 2009, TNMP entered into a First Mortgage Indenture that contains a covenant requiring it to file 1934 Act reports; however, the covenant specifically provides an exception from compliance with Section 302 of the Sarbanes-Oxley Act of 2002.

The information excluded from the TNMP certifications was an oversight and not done intentionally.  The chief executive officer and chief financial officer were in position to make the required certifications at the time they were originally filed.  When we discovered this oversight during the preparation of the Form 10-Q filed for the second quarter of 2009, the correct information and certifications were included for TNMP in that filing.

Given TNMP’s status as a voluntary filer with respect to compliance with Section 302, and given the fact that the second quarter 10-Q already complies with the certification requirements identified by the Staff, TNMP proposes to file the certifications going forward as it did for the second quarter but without amending the 2008 Form 10-K and the Form 10-Q for the first quarter of 2009.

Form 10-Q for the Period Ended March 31, 2009

Item 4. Controls and Procedures, page 89

11.
We note your disclosure regarding PNMR and PNM that “[o]therwise, there have been no changes” in those registrants’ internal control over financial reporting that occurred during the period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect the registrants’ internal control over financial reporting.  Please state, if true, that there were, in fact, changes in the registrants’ internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Response

We confirm that there were changes in the registrant’s internal control over financial reporting that occurred during the three months ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. The material changes were limited to the elimination of certain internal controls that were relevant only to the

October  9, 2009

gas operations that were sold in January 2009. Future filings will follow the requirements  in Item 308(c) of Regulation S-K.

Preliminary Proxy Statement on Schedule 14A

Related Person Transactions, page 18

12.
Please disclose whether the terms of the transactions and agreements with related persons were comparable to terms you could have obtained from unaffiliated third parties. If not, please discuss how the terms of the transactions and agreements would have differed if they had been entered into with unaffiliated third parties.

Response

The transactions and agreements with related persons described on pages 18 and 19 of PNMR’s Proxy Statement dated April 8, 2009, involved two general matters between PNMR and Cascade.

The first matter described in the Proxy Statement related to the settlement of certain equity-linked units and the issuance of our Series A convertible preferred stock to Cascade.  As described in the Proxy Statement, the equity-linked units had been agreed upon in 2004 and issued in 2005, at which time the terms were set which governed the settlement of the units and issuance of the preferred stock in 2008.

In March 2005, PNMR completed a public offering of equity-linked units.  PNMR believes that the terms of the equity-linked units issued to Cascade in the described related person transaction were comparable to terms that PNMR could have obtained from unaffiliated third parties since the publicly issued equity-linked units provide a basis of comparison.

The terms of the units issued to Cascade, including the provisions relating to the settlement of the purchase contracts, were the same in all material respects as the terms of the publicly issued units except for the option of Cascade to receive convertible preferred stock instead of common stock upon settlement of the purchase contracts.  The purchase price and settlement rate were determined in an arms’ length negotiation with Cascade with the reference price being the market price of the Company’s common stock at the time Cascade and PNMR entered into a letter of intent with respect to the transaction.  All other elements of the purchase price and settlement rate had the same relationship to the reference price as was the case in PNMR’s publicly offered equity-linked units and other equity-linked securities of this type which were then prevalent in the market.

The terms of the Series A convertible preferred stock issued to Cascade were intended to be equivalent to the common stock issuable upon settlement of the purchase contracts, except that the holders of the Series A convertible preferred stock do not vote in the election of directors.  The preferred stock alternative was elected by Cascade due to certain regulatory and contractual requirements.

October  9, 2009

The second matter referred to on page 18 of the Proxy Statement relates to the formation of a limited liability company (originally EnergyCo, now known as Optim Energy) owned 50% each by PNMR and a wholly-owned subsidiary of Cascade.  The purpose of Optim Energy was to provide electric power for expanding U.S. markets, principally in certain areas of Texas.

Several transactions are described in the Proxy Statement relating to the operations of Optim Energy. The terms of the arrangements with Cascade regarding Optim Energy were arrived at in arms’ length negotiations between the two entities.  PNMR and Cascade were each represented in the arms’ length negotiations between themselves by competent counsel who represented their respective clients zealously.  As a result, PNMR believes that the terms were comparable to those that could have been obtained in transactions with unaffiliated third parties.

Compensation Discussion and Analysis, page 31

Administration of Our Executive Compensation Program, page 32

13.
Please clarify whether your chief executive officer met with representatives of PRM Consulting Group regarding his compensation or the compensation of other named executive officers and identify the members of management with whom PRM Consulting works, if any.  Also, please describe in greater detail the nature and scope of PRM Consulting’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. Refer to Item 407(e)(3)(ii) and (iii) of Regulation S-K.

Response

PRM Consulting Group is directly retained by our Board Governance and Human Resources Committee (which we define herein as the “Compensation Committee” although it has additional responsibilities) (see “Role of Independent Compensation Consultant” on page 32 of the Proxy Statement dated April 8, 2009).  Accordingly, PRM Consulting Group reports to and interacts primarily with members of the Compensation Committee.

During 2008, our chief executive officer did not meet with representatives of PRM Consulting Group regarding his compensation or the compensation of our other named executive officers.  In early 2009, our chief executive officer participated (along with other members of management) in discussions with representatives of PRM Consulting Group regarding our long-term incentive compensation program (see “Long-Term Incentive Compensation” on page 40 of the Proxy Statement) and an article on executive compensation.  The individual compensation of our chief executive officer and other named executive officers was not specifically discussed during these meetings.

In order to provide services to the Compensation Committee, representatives of PRM Consulting Group interact and work with members of management to acquire or develop necessary data and information.  In previous years, representatives of PRM Consulting Group worked primarily with

October  9, 2009

our Director of Compensation and Benefits.  Representatives of the consulting firm have also worked with our Senior Vice President and Chief Administrative Officer on certain projects from time to time.  Earlier this year, our former Director of Compensation and Benefits departed PNMR and since that time and up until the new Director of Compensation and Benefits was hired, representatives of PRM Consulting Group have worked primarily with our Vice President of Human Resources and our Director, People Services – Utility.

With respect to the nature and scope of PRM Consulting Group’s engagement and the instructions or directions given to such consulting firm by our Compensation Committee, please note the disclosure in the same section on page 32 that the Compensation Committee retained PRM Consulting Group to “advise it on all matters related to executive compensation” and that a principal role of the consulting firm is to provide the Compensation Committee with “relevant market data and alternatives for consideration in making executive compensation decisions.”  Within that scope, PRM Consulting Group typically performs a variety of services upon the Compensation Committee’s request and at its direction.  In 2008, PRM Consulting Group developed and presented the benchmark analysis discussed on page 33 of the Proxy Statement, the Peer Group data discussed on pages 33-35, and various other information that is discussed in significant detail throughout the Compensation Discussion and Analysis.  During 2008, PRM Consulting Group also:

•	assisted the Compensation Committee (in consultation with PNMR management) with desired changes to our CEO performance appraisal form and process;

•	updated our annual executive compensation trend analysis and total shareholder return analysis for 2000-2007 (which is discussed in pages 33-35 of the Proxy Statement);

•	reviewed current projections of equity compensation grant rates relative to the number of shares available for such grants and guidelines published by RiskMetrics Group;

•
presented an educational session focused on compensation-related matters (e.g., Section 409A of the Internal Revenue Code, executive compensation disclosure rules, and recent trends in executive compensation) to our Board of Directors;

•
with the prior approval of the Compensation Committee, prepared and filed direct and rebuttal testimony regarding PNMR’s executive compensation policies and practices required by the NMPRC in support of Public Service Company of New Mexico’s Joint Motion (with the International Brotherhood of Electrical Workers Local No. 611) to Implement an Emergency Fuel and Purchased Power Cost Adjustment Clause; and

October  9, 2009

•	with the prior approval of the Compensation Committee, appeared before the NMPRC to respond to questions relating to such testimony.

From time to time, PRM Consulting Group has provided other types of services to the Compensation Committee upon its request.  These services have included assisting the Compensation Committee (in consultation with PNMR management) in designing compensation and benefit programs, preparing materials and giving presentations to educate members of our Compensation Committee and Board of Directors regarding such programs, and assisting the Compensation Committee in connection with its proxy statement analysis and other disclosure obligations.

As requested by the Staff, we will provide additional detail (similar to that described above) regarding the role of our Compensation Committee’s independent consultant(s) (if any) in future proxy statement and other relevant filings in which the disclosure of such information is required by applicable rules.

Resources Used by Compensation Committee in Determining Executive…, page 33

Benchmarking, page 33

14.
In this subsection, you state that you utilize benchmarking data from certain peer groups, including a peer group consisting of 23 companies that you name and the utility companies included in the S&P Midcap 400 Index.  Please elaborate upon and provide greater detail regarding the benchmarking data from these companies that you consider in your compensation program and, if applicable, identify their components. Refer to Item 402(b)(2)(xiv) of Regulation S-K and the Division of Corporation Finance’s Compliance and Disclosure Interpretation 118.05 under Regulation S-K (July 3, 2008).

Response

As disclosed on page 33 of the Proxy Statement, the benchmark analysis focuses on total direct compensation, which consists of base salary, short-term annual cash incentive awards, and long-term cash and equity incentive awards.  In 2008, PRM Consulting Group provided the following benchmarking data for each company in the 23-company “Peer Group” for consideration by our Compensation Committee:

•	base salary of each named executive officer;

•	total cash compensation (i.e., the sum of base salary and annual non-equity incentive plan compensation) for each named executive officer; and

•	total direct compensation (i.e., the sum of base salary, short-term annual cash incentive awards, long-term cash and equity incentive awards) for each named executive officer.

Using the Peer Group data and data from the published surveys (referenced on page 33 of the

October  9, 2009

Proxy Statement), PRM Consulting Group (i) calculated the median total cash compensation and total direct compensation for each named executive officer’s position1 and (ii) averaged the median total cash compensation and total direct compensation for the named executive officers in the Peer Group and each of the published surveys as a whole.  The average figures for the named executive officer group using each of these three external market data sources (i.e., the sum of the median figures for the five positions, divided by five) was then compared to the average total cash compensation and total direct compensation figures for PNMR’s named executive officer group.  In 2008, and in prior years, this historical comparison was calculated for each year since 2000 to assist the Compensation Committee in analyzing how total cash compensation and total direct compensation paid to PNMR’s named executive officers has compared to total cash compensation and total direct compensation paid to named executive officers in the Peer Group and the published surveys during that nine-year period.  In addition, year-to-year changes in PNMR’s total cash compensation and total direct compensation were compared to year-to-year changes in PNMR’s total shareholder return (“TSR”) during the same period.

PRM Consulting Group used data from the utility companies included in the S&P Midcap 400 Index (the “Index Group”) for purposes of evaluating PNMR’s TSR over time.  As disclosed on page 33 of the Proxy Statement, the Compensation Committee has historically used that TSR data to determine what awards (if any) to make under PNMR’s Long-Term Performance Cash Program, which was terminated by the Compensation Committee in February 2009.  The design, operation, rationale, target awards, actual awards and performance measures related to the former program were described in detail beginning on page 40 of the Proxy Statement under the heading “Long-Term Performance Cash Awards.”  As disclosed on page 41 of the Proxy Statement, beginning in 2009, our Long-Term Performance Cash Program was replaced with performance cash awards that will be granted under our Amended and Restated Omnibus Performance Equity Plan.  Given that the new program is designed to reward improved cash flow earnings, the Compensation Committee has not yet determined whether or how it will use TSR data from the Index Group in future years.

As discussed above, the Proxy Statement included extensive disclosure regarding the benchmarking process that the Compensation Committee undertook with respect to certain elements of total direct compensation paid to our named executive officers.  In response to Item 402(b)(2)(xiv) of Regulation S-K, such disclosure also included complete lists of the companies included in the Peer Group and the Index Group, respectively.  In the future, we will continue to provide disclosures about the specific components of, and the use of, any benchmarks used by the Compensation Committee.

1  In this context, “position” means with respect to (i) our Chief Executive Officer, the principal executive officer for each company in the Peer Group and published surveys, (ii) our Chief Financial Officer, the principal financial officer for each company in the Peer Group and published surveys, and (iii) each of our other named executive officers, the officer holding the equivalent functional position for each company in the Peer Group and published surveys.  For certain companies in the Peer Group, the other named executive officers’ functional positions were not equivalent to those held by our other named executive officers.  In those cases, the other named executive officer at the Peer Group company whose ranking in the compensation hierarchy was equivalent to that of our other named executive officer was used as a substitute.

October  9, 2009

Analysis of Elements of Compensation, page 35

15.
You state that the compensation committee does not apply a rigid formula to any of the named executive officers with respect to the apportionment of various elements of compensation.  Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. Refer to Items 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.  Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Response

As disclosed on page 35 of the Proxy Statement, the Compensation Committee begins the process of determining the amount of each element of total direct compensation to be paid to our named executive officers by setting such amount at approximately the median (or 50th percentile) of named executive officers in comparable positions within the Peer Group and each of the published surveys described above and on page 33 of the Proxy Statement.  Adjustments from the median values are then made by the Compensation Committee on a case-by-case basis based on, among other factors, the relevant named executive officer’s experience and performance, the need to reduce costs, and other individual or corporate circumstances.  For example, for the reasons described on page 36 of the Proxy Statement and below in our response to Staff Comment 16, the Compensation Committee recommended that no base salary increases be given to our named executive officers in 2008.

Similarly, the Compensation Committee establishes targets for annual cash incentive awards to approximate the median of such incentive opportunities within the Peer Group, Index Group and published surveys and ties those awards to performance goals that it believes are challenging to achieve (see page 36 of the Proxy Statement).  The resulting award (if any) actually paid to each named executive officer is then based on PNMR’s and that named executive officer’s actual performance over the relevant period.  The process used by the Compensation Committee to award long-term incentive compensation is similar, with target equity awards being set to approximate the median of similar opportunities within the Peer Group, Index Group and each of the published surveys.  The actual grants are then driven by the achievement of a variety of long-term performance goals and other factors (e.g., prior grants, shareholder dilution, burn rate caps, TSR, etc.).

We believe our disclosures accurately and fairly describe our “policies” for allocating between long-term and currently paid out compensation.  As we disclosed on page 35 of the Proxy Statement, these allocations between long-term and currently paid out compensation are not the result of a “rigid formula,” but rather are primarily driven by the process used to determine each element of total direct compensation, as described above.  We believe the Compensation Committee’s approach in this regard is appropriately focused on performance and recognizes the

October  9, 2009

limitations of using only objective criteria or rigid allocation “policies” to determine the mix of total compensation paid to our named executive officers.  In future proxy statement and other relevant filings, we will continue to clarify this process.
Base Salary, page 35

16.
You state that your executives’ base salaries are “initially set to approximate the 50th percentile, or median, of base salaries for comparable executives in the Peer Group and in the published compensation surveys,” but that you make “adjustments” to the base salaries “in connection with the performance evaluation process,” which identifies “annual goals for each NEO to achieve.” Therefore, it is unclear whether each executive’s base salary is established or changed by obtaining certain objective financial results or whether each executive’s salary determination is completely subjective.  If certain financial results are quantified to establish or change base salaries, please specify these results. Refer to Item 402(b)(2)(v) of Regulation S-K. If financial results are not quantified, please state.

Response

When hired or promoted, each named executive officer’s base salary is initially established based on the Peer Group data provided by PRM Consulting Group and the published surveys referenced on page 33 of the Proxy Statement.  Competitive factors in the market for executive talent, the recommendations of our Chief Executive Officer and expectations of the executive also are important factors in the Compensation Committee’s initial establishment of each named executive officer’s base salary.

The Compensation Committee does not automatically adjust a named executive officer’s base salary due to the achievement of any performance goals or quantifiable results.  Instead, changes (if any) in base salary levels for our named executive officers are determined annually based on trends in the Peer Group and survey data, the performance of PNMR, and an evaluation of each named executive officer’s performance.  In the case of each of our named executive officers (other than our Chief Executive Officer), performance is evaluated by our Chief Executive Officer and the Compensation Committee based on performance goals set at the beginning of the applicable year.  Our Chief Executive Officer’s performance is evaluated by the Compensation Committee.  A named executive officer’s achievement of certain goals is determined based on objective factors.  Other goals are measured subjectively.

In 2008, at the suggestion of our Chief Executive Officer and considering (x) PNMR’s difficult financial circumstances, (y) PNMR’s ongoing efforts to reduce costs, and (z) the Compensation Committee’s determination that all base salary levels for our named executive officers were within the appropriate range of the median of the peer group data, the Compensation Committee recommended (and the independent members of our Board of Directors approved) that no adjustments be made to the base salary levels of our named executive officers.  That salary freeze took effect on April 5, 2008 and remains in effect through 2009 for all of our named executive officers (see page 36 of the Proxy Statement).

October  9, 2009

17.
Further, regardless of whether certain financial results are quantified, please clarify the manner in which you use the metrics you discuss in this subsection, including annual goals, leadership competencies, and effectiveness, in determining your named executive officers’ base salaries.

Response

The metrics referred to in the Staff’s question are reflected in each named executive officer’s annual performance goals and, accordingly, are considered in the process described in response to Staff Comment 16.  At the conclusion of each year, our Chief Executive Officer assesses each other named executive officer’s performance.  This assessment includes our Chief Executive Officer’s conclusions regarding whether (and at what level) each other named executive officer achieved his or her performance goals.  The Chief Executive Officer’s evaluation of each other named executive officer includes an overall rating for that person.  This overall rating is one factor used by our Chief Executive Officer in recommending any changes in base salary levels to the Compensation Committee.  The Compensation Committee uses a similar process to evaluate the performance of our Chief Executive Officer and to set his base salary level for the next year.

Short-Term Annual Cash Incentive Awards: 2008 and 2009 Officer Incentive…, page 36

18.
You state that the 2008 Officer Incentive Plan was designed to provide award opportunities based on individual and business unit goals, which were individually tailored to your executives and included quantitative and qualitative measures.  Also, you state that to be eligible for an award under the 2008 Officer Incentive Plan, each executive must have achieved the threshold level, but could receive higher awards if the executive achieved a “stretch opportunity” goal or an “optimal opportunity” goal.  Further, you state that your compensation committee determined that the individual and business unit goals for each executive were met.  We note that you have provided the 2008 individual performance goals for each executive on page 37 and the weight you gave each of the goals in determining whether the executives achieved their threshold, stretch, or optimal goals, and you have provided the amount that each executive received under the 2008 Officer Incentive Plan in your Summary Compensation Table. Please disclose how you determined each executive’s individual goals, the weight you attached to each goal, and how you ultimately measured the achievement of those goals such that you believed it appropriate to grant each executive the amount you disclose in the Summary Compensation Table.

For example, you state that Jeffry Sterba’s annual incentive was determined based on his “level of achievement of Board goals, including progress towards earning allowed cost of capital in the regulated business (30% weight), execution of plans to facilitate long-term growth (20% weight), development of necessary human resources for corporate success (20% weight), and Chairman and CEO leadership (30% weight).”  Please discuss how and why you determined that these goals would be indicative of Mr. Sterba’s 2008 performance when you set these goals, why you decided that the weight you assigned to each goal was appropriate in measuring overall performance, how you determined whether Mr. Sterba achieved each goal, and how you determined whether Mr. Sterba achieved each goal at the threshold, stretch, or optimal level such that he earned the $812,852 amount

October  9, 2009

disclosed in the Summary Compensation Table.

Also, please disclose whether the determination on achieving any of these goals was based on objective criteria or whether it was based solely on the compensation committee’s discretion. Refer to Item 402(b)(2)(v) of Regulation S-K.  If the achievement of any goal is quantified, please disclose targets necessary to be awarded any performance-based incentives.

Response

General

As noted in the Staff’s comment, the weight attached to each goal was disclosed on page 37 of the Proxy Statement.  The goals were individually tailored to each of our named executive officers based on job function, leadership effectiveness and a variety of other factors relevant for such named executive officer’s role within PNMR.  As disclosed on page 36 of the Proxy Statement, performance measures (which the Compensation Committee uses to determine whether and at what level the goals were achieved) vary depending on the position and are comprised of a series of quantitative and qualitative elements, including customer satisfaction results, cost control, safety, reliability, emissions control and operations efficiency.  Each of these performance measures includes both objective and subjective components (i.e., the Compensation Committee’s determination as to whether the measures are achieved is based on both objective criteria and the Compensation Committee’s discretion).  Ultimately, the Compensation Committee also has the ability to reduce awards (including to zero) in its discretion, which it did in both 2008 and 2009 (see page 37 of the Proxy Statement).

The Compensation Committee’s determination of (i) individual goals under the 2008 Officer Incentive Plan (the “2008 OIP”), (ii) the weight assigned to each goal, (iii) whether such goals were achieved (and at what level), and (iv) the amount payable to each named executive officer, as reflected in the Summary Compensation Table, is described in more detail below.

Jeffry E. Sterba, Chairman and Chief Executive Officer

The Compensation Committee determined Mr. Sterba’s goals and their relative weights in connection with its and the Board’s routine evaluation of his performance.  In that process, at the beginning of 2008, the Compensation Committee asked Mr. Sterba to submit annual performance goals, including actions required to achieve those goals.  The Compensation Committee then considered and modified those goals, assigning relative weights based on its evaluation of their individual and collective importance to PNMR’s overall performance for 2008.

At the end of 2008, Mr. Sterba submitted a self-evaluation including relevant quantitative results and a supporting narrative, which the Compensation Committee and the Board considered.  Each Board member then performed an individual evaluation in which he or she rated Mr. Sterba’s performance in each goal category.  Such ratings were aggregated to determine whether Mr. Sterba achieved his individual and overall goals, and at what level.  As disclosed on page 37 of

October  9, 2009

the Proxy Statement, Mr. Sterba’s overall rating made him eligible for an award between the threshold and stretch levels.  Based on Mr. Sterba’s recommendation, however, the Compensation Committee exercised its discretion and did not make an award to Mr. Sterba under the 2008 OIP (see page 38 of the Proxy Statement, which notes that Mr. Sterba did not receive any of the $144,754 award payable to him under the 2008 OIP).  Please note that the $812,852 amount mentioned in the Staff’s comment was paid for 2006 performance (not 2008), as reflected in the Summary Compensation Table on page 48, and the discussion referred to by the Staff relates to 2008 performance.

Other Named Executive Officers

Mr. Sterba recommended the goals and relative weights for our other named executive officers, with due consideration to PNMR’s operating plans for the year and the goals proposed by the named executive officers.  The recommended quantitative and qualitative results required to achieve each named executive officer’s individual goals at each of the “threshold”, “stretch” and “optimal” levels were also determined as part of this process.  The Compensation Committee subsequently adopted Mr. Sterba’s recommendations.

On a quarterly basis, each business or operational unit evaluated its progress with respect to its annual incentive goals and provided documentary evidence to support its assessment of whether and at what level its goals were achieved.  Shortly after the end of 2008, each business or operational unit submitted a final assessment using the same process.  Based on this assessment, each named executive officer (other than Mr. Sterba) submitted a self-evaluation to Mr. Sterba, including the level at which he or she achieved the applicable performance goals.  Mr. Sterba then recommended to the Compensation Committee the level of achievement (i.e., threshold, stretch or optimal) for each named executive officer based on the self-evaluations, Mr. Sterba’s evaluation of each named executive officer’s performance, and the quantitative and qualitative results tied to each goal at the beginning of the year.  Mr. Sterba’s recommendations were adopted by the Compensation Committee, and the Compensation Committee exercised its discretion to reduce awards to Charles N. Eldred, our Executive Vice President and Chief Financial Officer, Alice A. Cobb, our Senior Vice President and Chief Administrative Officer, and Patrick T. Ortiz, our Senior Vice President, General Counsel and Secretary, for the reasons described on page 38 of the Proxy Statement.  Upon the recommendation of Patricia K. Collawn, our President and Chief Operating Officer, the Compensation Committee also decided not to award the $42,240 payable to her under the 2008 OIP.

Conclusion

Please note that we provided additional detail regarding the business unit goals that comprise our 2009 Officer Incentive Plan in the Proxy Statement at page 39.  In future Proxy Statement and/or other relevant filings, we intend to include disclosure and analysis similar to the disclosure about our 2009 Officer Incentive Plan in the Proxy Statement, which we believe explains how the Compensation Committee establishes these goals and determines whether (and at what level) they are achieved.  As described elsewhere in this letter, that process includes both objective and subjective elements.

October  9, 2009

Form 8-K

Exhibit 99.1

Consolidated Balance Sheets, page B-11

19.
Please explain to us why “cumulative preferred stock of subsidiary” is not classified in permanent equity subsequent to the adoption of SFAS 160.  Please explain, in detail, any terms that may place redemption outside of the control of the company. Refer to EITF D-98.  Additionally, please note that even if preferred stock of a subsidiary is classified separately from permanent equity on the balance sheet, it is considered equity for purposes of SFAS 160 and its disclosure requirements.  In this regard, please explain to us why you omitted the disclosures required by paragraph 38.c of ARB 51, as amended by SFAS 160, with respect to this preferred stock.

Response

You have asked us to explain why we do not classify the cumulative preferred stock of PNM as permanent equity and to explain the terms that place redemption outside the control of PNMR.  As stated in note 5 to our financial statements included in the 2008 Form 10-K, the PNM preferred stock does not have a mandatory redemption requirement but may be redeemed, at PNM’s option, at 102% of the stated value plus accrued dividends.  The PNM Articles of Incorporation provide that:

No holder of the 1965 Series Preferred Stock shall be entitled to vote for the election of directors or in respect of any matter, . . . If, however, dividends payable on the outstanding 1965 Series Preferred Stock shall be accumulated and unpaid in an amount equivalent to four (4) quarterly dividends, the holders of the stock shall be entitled, until all accumulated and unpaid dividends shall have been fully paid or declared and funds set apart for payment: (a) voting for as a single class, at the next annual meeting of stockholders, to elect one third of the directors to be elected at that annual meeting of stockholders and at the following annual meeting of stockholders, if dividends payable on the outstanding 1965 Series Preferred Stock continue to be due and unpaid, to elect a majority of the directors to be elected at that annual meeting of stockholders, and to continue to elect a majority of the Board of Directors until all accumulated and unpaid dividends on the outstanding 1965 Series Preferred Stock shall have been paid;

Based on the above provision, the holders of the preferred stock voting as a class could elect a majority of PNM’s board of directors in the event PNM does not pay the contractual dividends on the preferred stock.  Upon achieving control of the board of directors, these directors could cause PNM to redeem the cumulative preferred stock.

Paragraph 4 of EITF Topic D-98 states “The SEC believes that … any triggering event that is not solely within the control of the issuer could occur – without regard to probability – would require

October  9, 2009

the security to be classified outside of permanent equity.”  We believe the possibility outlined above is not entirely within our control and, therefore, it would not be proper to include the “cumulative preferred stock of subsidiary” as part of permanent equity.

You have also asked us to explain why we omitted the disclosures required by paragraph 38.c of ARB 51, as amended by SFAS 160, with respect to the PNM preferred stock.  We did not include a reconciliation of beginning to ending balance for the “cumulative preferred stock of subsidiary” because there was no change in the balance over the period included in the recast financial statements.  If there are changes in this preferred stock in the future, we will provide the required reconciliation.

We hope that these responses provide you all the information you need.  If you have further accounting questions, you may contact me at (505) 241-4615, or for legal questions Charles Moore, Associate General Counsel, at (505) 241-4935.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller

cc:           John Fieldsend, SEC Division of Corporation Finance
James Allegretto, SEC Division of Corporation Finance
Jill Webb, Esq., Troutman Sanders

ATTACHMENT 2-1

June 30, 2009

Actual	Stress Tested

PNMR

Goodwill and other intangibles, per financial statements	$348,177,512	$348,177,512	$348,177,512	$348,177,512
Income tax effects of other intangibles	9,403,462	9,403,462	9,403,462	9,403,462
Goodwill and other intangibles, per financial statements	338,774,050	338,774,050	338,774,050	338,774,050
Stress test - %	0.00%	25.00%	66.00%	100.00%
- amount	$-	$84,693,513	$223,590,873	$338,774,050

Total capitalization, as defined in credit agreement:
Total debt, as defined in credit agreement	$1,991,415,824	$1,991,415,824	$1,991,415,824	$1,991,415,824

Common equity, per financial statements	1,667,423,859	1,667,423,859	1,667,423,859	1,667,423,859
Less stress test impact on common equity	-	84,693,513	223,590,873	338,774,050
Adjusted common equity	1,667,423,859	1,582,730,346	1,443,832,986	1,328,649,809

Preferred stock, per financial statements	111,529,299	111,529,299	111,529,299	111,529,299

Total capitalization	$3,770,368,982	$3,685,675,469	$3,546,778,109	$3,431,594,932

Ratio - total debt, as defined, divided by total capitalization	52.82%	54.03%	56.15%	58.03%

PNM

Goodwill, per financial statements	$51,632,295	$51,632,295	$51,632,295	$51,632,295
Stress test - %	0.00%	25.00%	66.00%	100.00%
- amount	$-	$12,908,074	$34,077,315	$51,632,295

Total capitalization, as defined in credit agreement:
Total debt, as defined in credit agreement	$1,240,253,604	$1,240,253,604	$1,240,253,604	$1,240,253,604

Common equity, per financial statements	1,111,358,742	1,111,358,742	1,111,358,742	1,111,358,742
Less stress test impact on common equity	-	12,908,074	34,077,315	51,632,295
Adjusted common equity	1,111,358,742	1,098,450,668	1,077,281,427	1,059,726,447

Preferred stock, per financial statements	11,529,299	11,529,299	11,529,299	11,529,299

Total capitalization	$2,363,141,645	$2,350,233,571	$2,329,064,330	$2,311,509,350

Ratio - total debt, as defined, divided by total capitalization	52.48%	52.77%	53.25%	53.66%

TNMP

Goodwill, per financial statements	$226,664,902	$226,664,902	$226,664,902	$226,664,902
Stress test - %	0.00%	25.00%	66.00%	100.00%
- amount	$-	$56,666,226	$149,598,835	$226,664,902

Total capitalization, as defined in credit agreement:
Total debt, as defined in credit agreement	$355,412,736	$355,412,736	$355,412,736	$355,412,736

Common equity, per financial statements	425,920,870	425,920,870	425,920,870	425,920,870
Less stress test impact on common equity	-	56,666,226	149,598,835	226,664,902
Adjusted common equity	425,920,870	369,254,645	276,322,035	199,255,968

Preferred stock, per financial statements	-	-	-	-

Total capitalization	$781,333,606	$724,667,381	$631,734,771	$554,668,704

Ratio - total debt, as defined, divided by total capitalization	45.49%	49.04%	56.26%	64.08%